PMU News Release #04-06 TSE, AMEX Symbol PMU April 26, 2004

LA CALERA DRILL PROGRAM RESUMES AFTER
GEOPHYSICAL SURVEY IDENTIFIES OVER 5 KM OF NEW TARGETS

With the recent arrival of a reverse circulation (“RC”) drill rig to the La Calera gold project, Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has now resumed drill testing of the potentially bulk-mineable epithermal gold system discovered by the Company during its 2003 Phase 1 core drilling program. Pacific Rim has laid out a 30-hole RC program to drill test new targets identified by the recently completed ground magnetic survey on the La Calera project.

Gold mineralization at La Calera occurs both in wide veins and in low-grade stockwork zones that occupy fault structures in an andesite volcanic unit. Two parallel, north-northwest (“N-NW”) trending zones of mineralization have been discovered to date: Rosa and Rosa West. The Rosa and Rosa West mineralized zones were traced with core drilling along strike to the N-NW, to the point where they become covered by a younger volcanic ash. The volcanic ash also covers the andesite unit to the east and west of the Rosa and Rosa West mineralized zones. The recently completed ground magnetic survey was conducted to follow the mineralized structures beneath the ash, and potentially identify other covered targets.

The geophysical survey was successful not only in identifying strike extensions of the Rosa and Rosa West structures but also two other sub-parallel structures that are hidden beneath the volcanic ash cover. The Rosa and Rosa West structures were extended by roughly 1 kilometer to the north and south. A 1.8 kilometer long north-south trending target was identified approximately 500 meters to the west of the Rosa and Rosa West mineralized zones, with the two trends intersecting roughly 1 kilometer north of the exposed mineralization. A second new N-NW trending target was identified 400 meters east of the Rosa and Rosa West mineralization and can be traced over a distance of 1.4 kilometers.

Tom Shrake, CEO states, “We are pleased by the results of our geophysical survey at La Calera as it identified both strike extensions of the known mineralized structures as well as new, previously unknown structures. Our Phase 2 RC drill program will test the persistence of the gold mineralization in these structures under the volcanic ash cover. Drilling is expected to take a minimum of 6 weeks and the RC drill rig will be kept onsite to conduct definition drilling if additional zones of mineralization are discovered. Eventually we intend to move the RC drill to our nearby El Dorado gold project to explore for surface-mineable gold mineralization to supplement the high-grade, underground gold resource we have defined at the Minita vein.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Results from the last 9 holes of the La Calera Phase 1 drilling program have been received (holes PLC03-026 through 034). Hole PLC03-026 returned 6.45 meters grading 1.44 g/t gold, and hole PLC03-027 returned 4.0 meters grading 0.71 g/t gold, based on a 0.62 g/t cutoff grade. The remaining scout holes tested primarily blind targets and contained no significant intercepts.

About Pacific Rim Mining Corp.
Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its projects, including the flagship El Dorado and neighboring La Calera gold projects in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

On behalf of the board of directors, “Thomas C. Shrake” Thomas C. Shrake, CEO	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

National Instrument 43-101 Disclosure
Mr. William Gehlen supervises all of Pacific Rim Mining Corp.’s exploration work in El Salvador, including the La Calera project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

A technical report entitled “Review of the La Calera Project, El Salvador”, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with and summarized in the Company’s 2003 Annual Information Form.

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com